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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                           HUDSON GENERAL CORPORATION
                            (Name of Subject Company)

                          GLGR ACQUISITION CORPORATION
                                GLOBEGROUND GMBH
                              DEUTSCHE LUFTHANSA AG
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                                   443784 10 3
                      (CUSIP Number of Class of Securities)

               PETER BLUTH                                  Copies to:
                PRESIDENT                                 ARTHUR MOLINS
            GLOBEGROUND GMBH                     GENERAL COUNSEL - NORTH AMERICA
      C/O LUFTHANSA-BASIS, GEB. 357                 LUFTHANSA GERMAN AIRLINES
        D-60546 FRANKFURT AM MAIN                    1640 HEMPSTEAD TURNPIKE
                 GERMANY                           EAST MEADOW, NEW YORK 11554
              49-69-696-19                                (516) 296-9200
 (Name, Address and Telephone Number of                        AND
Person Authorized to Receive Notices and            BONNIE A. BARSAMIAN, ESQ.
   Communications on Behalf of Bidder)               DAVID W. BERNSTEIN, ESQ.
                                                        ROGERS & WELLS LLP
                                                         200 PARK AVENUE
                                                     NEW YORK, NEW YORK 10166
                                                          (212) 878-8000

                            CALCULATION OF FILING FEE

Transaction Value *: $132,616,124               Amount of Filing Fee: $26,523.22

* For purposes of calculating the fee only. This amount assumes the purchase of 1,744,949 shares of common stock, $1.00 par value per share (the "Shares") of Hudson General Corporation at a price per share of $76 in cash. The number of Shares outstanding as of December 31, 1998 is 1,744,949. The amount of the filing fee, calculated in accordance with
     Section 14(g)(3) and Rule 0-11(d) under the Securities and Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the Bidders.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $26,523.22         Filing Party: GLGR Acquisition
                                                          Corporation

Form or Registration No.: Schedule 14D-1    Date Filed:   February 19, 1999
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AMENDMENT NO. 3 TO SCHEDULE 14D

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on February 19, 1999, as amended by Amendment No. 1 filed with the Commission on March 2, 1999 and Amendment No. 2 filed with the Commission on March 10, 1999 (as amended, the "Schedule 14D-1") by GLGR Acquisition Corporation (the "Purchaser"), GlobeGround GmbH and Deutsche Lufthansa AG relating to the Purchaser's offer to purchase all of the outstanding shares of common stock of Hudson General Corporation.

SCHEDULE 14D-1

ITEM 10.  ADDITIONAL INFORMATION

         (f) On March 16, 1999, the Purchaser received notification that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 had been terminated. The Offer is scheduled to expire on March 19, 1999 and is still conditioned upon a majority of the outstanding shares of the Company being tendered and other customary conditions.
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 16, 1999

                                        DEUTSCHE LUFTHANSA AG


                                        By:   /s/ David W. Bernstein
                                            -------------------------
                                            Name: David W. Bernstein
                                            Title: Attorney-In-Fact


                                        GLGR ACQUISITION CORPORATION


                                        By:   /s/ David W. Bernstein
                                            -------------------------
                                            Name: David W. Bernstein
                                            Title: Attorney-In-Fact


                                        GLOBEGROUND GMBH


                                        By:   /s/ David W. Bernstein
                                            -------------------------
                                            Name: David W. Bernstein
                                            Title: Attorney-In-Fact